UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cloudflare, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
18915M107
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 18915M107

1	Names of Reporting Persons
Future Fund Board of Guardians
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
55,000(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
55,000(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
55,000(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.02%(2)(3)
12	Type of Reporting Person (See Instructions)
OO

(1) Consists of 55,000 shares of Class A common stock held of record by The Northern Trust Company in its capacity as custodian for Future Fund Board of Guardians.

(2) Based on the quotient obtained by dividing (a) the number of shares of Class A common stock by (b) the sum of 233,914,041 shares of Class A common stock outstanding as of November 3, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 10, 2020.

(3) Each share of Class A common stock is entitled to one vote per share.

CUSIP No. 18915M107

1	Names of Reporting Persons
Future Fund Investment Company No.4 Pty Ltd (ACN 134 338 908)
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer:

Cloudflare, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

101 Townsend Street, San Francisco, California 94107

Item 2.

(a)	Name of Person Filing:

Future Fund Board of Guardians

Future Fund Investment Company No.4 Pty Ltd (ACN 134 338 908)

The Reporting Persons have entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to file this statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

Level 42, 120 Collins Street, Melbourne VIC 3000, Australia

(c)	Citizenship:

Australia

(d)	Title and Class of Securities:

Class A Common Stock, $0.001 par value per share

(e)	CUSIP No.:

18915M107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 55,000

(b)	Percent of Class: 0.02%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 55,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 55,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Future Fund Board of Guardians holds, indirectly through The Northern Trust Company, a company incorporated in the State of Illinois, in its capacity as custodian for the Reporting Person, the ownership interest reported herein in Cloudflare, Inc.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Executed by Future Fund Board of Guardians by:

/s/ Kylie Yong	/s/ Paul Mann
Signature of Authorised Signatory	Signature of Authorised Signatory

Kylie Yong	Paul Mann
Name of Authorised Signatory	Name of Authorised Signatory

Executed by Future Fund Investment Company No.4 Pty Ltd by:

/s/ Paul Mann	/s/ Kylie Yong
Signature of Director	Signature of Company Secretary

Paul Mann	Kylie Yong
Name of Director	Name of Company Secretary

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